EXHIBIT 3.10

STATE OF DELAWARE

CERTIFICATE OF FORMATION

OF

CNL INCOME NORTHSTAR, LLC

A DELAWARE LIMITED LIABILITY COMPANY

FIRST: The name of the limited liability company is CNL Income Northstar, LLC.

SECOND: The address of the limited liability company’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, and the name and address of the registered agent of the limited liability company in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, in the City of Wilmington, County of New Castle.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of CNL Income Northstar, LLC this 29th day of August, 2006.

AUTHORIZED PERSON:

By:	/S/ LINDA A. SCARCELLI
Linda A. Scarcelli